February 15, 2019
VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Molina Healthcare, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 1, 2018
File No. 001-31719
To the Division of Corporation Finance:
On behalf of Molina Healthcare, Inc. (the “Company”), this letter is in response to the comment letter dated February 11, 2019, from the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the above-referenced periodic filing of the Company.
We appreciate the efforts of the Commission to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We make every effort to be transparent in our financial reporting to allow investors to understand our Company and the matters which affect our earnings, financial position, and results of operations.
Below we have listed your comments for ease of reference and our response to those comments.

Form 10-K for the Fiscal Year ended December 31, 2017
Notes to Consolidated Financial Statements
Note 10: Medical Claims and Benefits Payable, page 95
Comment:

1.
It appears from your response to the first bullet point of our prior comment that your "inaccurate adjudication of provider claims" in 2016 is the result of programmed claims payment configuration in your claims processing systems that was inconsistent with the specific terminology in certain provider contracts. This situation ultimately caused a backlog in claims processing and the understatement of your medical care costs in 2016 and the related medical claims and benefits payable at December 31, 2016. Please address the following:

•	Tell us why you did not properly reflect the claims payment parameters in your claims processing system.

•	Tell us why restatement of your financial statements in accordance with ASC 250-10-45 is not necessary.

Division of Corporation Finance
United States Securities and Exchange Commission
February 15, 2019

•
To the extent that you believe such restatement is not necessary, tell us how your medical claims and benefits payable at December 31, 2016 would not have been substantially different if you had originally configured your claims payment parameters in your claims processing systems properly.

Response:
Regarding the first bullet point of the Staff’s comment above:
The Company implements payment terms in accordance with contract language; however, provider contracts in the Medicaid business are often complex and subject to interpretation, and this periodically leads to refinements in the amounts initially determined to be owed under contracts upon receiving feedback from providers. Molina served approximately 4.5 million members in 2016, had contracts with thousands of providers and processed an average of over five million claims per month during that period. Given the number of contract changes coupled with the volume of claims processed, it is expected that some payments and denials will be disputed by providers and subject to adjustment. Accordingly, the Company has procedures integrated into its routine, monthly processes to track, evaluate and account for the estimated financial impact associated with claim disputes, reprocessed claims or claim settlements, and related backlogs in its estimate of the incurred but not paid claims liability (IBNP).
The Company underwent significant expansion efforts in 2015 with multiple new blocks of members and products becoming effective in 2016. In connection with this growth, the Company executed an above average number of new and amended provider contracts; most of which went live in the first or second quarter of 2016. As we discussed in our previous response letter dated December 13, 2018, the phrase “inaccurate adjudication of provider claims” (which we acknowledge may have been confusing) in our 2017 10-K disclosure, mainly refers to cases that occurred shortly thereafter in 2016 (and importantly, prior to year-end), where certain providers disputed claim payments or claim denials based on our interpretation of terminology in certain provider contracts. These disputes were concentrated in states where we had recently commenced operations with newly-configured claim payment rules, such as in Illinois and Puerto Rico, or had instituted significant changes in the payment rules as a result of provider contract changes, such as in Florida and New Mexico.
This led the Company to commence an extensive review of contract configuration near the end of 2016, which resulted in a significant claims payment backlog. The goal of our review, which continued into 2017, was to resolve the issues and to reprocess the providers’ claims, if warranted. The contract configuration review commenced in 2016 and was completed in 2017. With the volume of new contracts, existing contract revisions, rate changes, membership changes, etc., the risk of inaccuracies in claim configuration increased and was greater in 2016 than is typical. The additional variability resulting from these factors was considered in the process of estimating our IBNP liability. In some instances, our interpretation was agreed to, in other instances the disputes were resolved through negotiations where the parties agreed to a different settlement amount, and in other instances, we concluded that claims required adjustment to conform to the provider’s interpretation. In the latter case, if we agree to the provider’s interpretation of a given contract clause/condition/etc., an update to the claims payment configuration rules was required. In all of these cases, Molina required additional evidence from providers to resolve the disputed claim payments, and, in many cases, this additional information was provided in 2017.

Regarding the second bullet point of the Staff’s comment above:
We do not believe the unfavorable development that we recognized in 2017 relating to 2016 meets the definition of an error under Accounting Standards Codification 250, Accounting Changes and Error Corrections (ASC 250). To be considered an error under ASC 250, there must either be:

▪	A mathematical error, or

▪	A misapplication of Generally Accepted Accounting Principles (GAAP), or

▪	An oversight or misuse of facts that existed at the time the financial statements were prepared.

Division of Corporation Finance
United States Securities and Exchange Commission
February 15, 2019

In this case, none of these conditions were met. There were no mathematical errors in the models used in estimating IBNP.
Regarding the application of GAAP, the authoritative literature governing subsequent measurement of claims liabilities resides in ASC 944-40-35-1 which states [emphasis added]:
Changes in estimates of claim costs resulting from the continuous review process and differences between estimates and payments for claims shall be recognized in income of the period in which the estimates are changed or payments are made.
We estimate our claims liability in accordance with ASC 944-40-30-1, which requires that our claims liability be based on the estimated, ultimate cost of settling the claims, using past experience, adjusted for current trends, and any other factors that would modify past experience. This includes estimating for insured events that have occurred but have not been reported to us. The selection and use of actuarial assumptions for estimating our claims liabilities under GAAP requires considerable judgment, using processes and methods that are consistently applied. Our actuaries used these methodologies, combining known historical claims experience and known issues and environmental factors relating to claims, including the claims adjudication and backlog, to estimate the IBNP liability. Accordingly, we believe that our estimation of IBNP at December 31, 2016, and adjustments to that estimate, comply with GAAP.
With respect to the use of facts that existed at December 31, 2016, we discussed above that the Company has procedures integrated into its routine, monthly processes to track, evaluate and account for the estimated financial impact associated with claim disputes, reprocessed claims or claim settlements and related backlogs. We knew of the disputes and related backlogs and properly factored them into our estimation of the IBNP liability. Evidence of this includes:

▪
The review of disputes that we commenced in 2016, which resulted in a backlog in claims processing as the result of a deliberate slowing of claims payment to allow for quality review and potential adjustment prior to payment

▪
Our actuaries made changes to their IBNP models at December 31, 2016 that attempted to capture the impact of the claim adjudication matters and resulting claims backlog, based on professional judgment including:

◦	Adjustments to completion factors in the four states in question to account for the longer expected duration to reach an ultimate, estimated loss for the 2016 service year;

◦	Additional weight placed on per-member, per-month (PMPM) trends, and trends adjusted to account for claim backlogs; and

◦	Explicit adjustments for certain known provider disputes and other unique claim matters.
Publicly available data in our earnings press release for the fourth quarter of 2016 clearly shows a build-up in claims inventory, which provides clear, direct evidence to investors that the Company had a build-up of claims inventory at the end of 2016. See table below:

Fee-For-Service Claims Data*	2016	2015
Number of claims in inventory at end of year	554,700	380,800
Billed charges of claims in inventory per member at end of year	$309.09	$230.91
*Source Molina Healthcare Inc. 2016 Form 8-K
We believe this is supportive that the Company did not “overlook” or “misuse” facts that existed at December 31, 2016 in terms of attempting to quantify the impact of known and ongoing provider disputes and resulting claims backlog arising from the claims adjudication matters. The Company’s actuaries were aware of these matters, which was evident from certain key metrics (i.e., not overlooked) and factored them into the IBNP estimation process at December 31, 2016 by applying professional actuarial judgment (i.e., not misused).
We do not believe configuration “issues” disclosed are indicative of a financial statement error if such issues were known and considered using the best information available at the time when the IBNP estimate was made. Rather, the disclosure was intended to be transparent in helping readers understand the drivers of the change in

Division of Corporation Finance
United States Securities and Exchange Commission
February 15, 2019

estimate recorded in the period. Because we appropriately recognized the change in estimate relating to 2016 in the period of the change (2017) consistent with ASC 944-40-35-1 and ASC 250-10-45-17, we do not believe restatement of our 2016 financial statements is appropriate or necessary under ASC 250.

Regarding the third bullet point of the Staff’s comment above:
As discussed earlier in this response, the selection and use of actuarial assumptions for estimating our IBNP liability under GAAP requires considerable judgment, using processes and methods that are consistently applied. As the Company explicitly provided for known disputes and implicitly adjusted factors in its IBNP model, we believe the IBNP estimate at December 31, 2016 was reasonably and appropriately stated. Given the volume of underlying transactions and additional information remitted by providers throughout 2017, $36 million of unfavorable development, $51 million of which related to Illinois, Puerto Rico, Florida and New Mexico, on a $1.9 billion estimate (2.6%) is a validation of the overall sufficiency and reasonableness of the Company’s estimate and its process to capture the totality of uncertainties and inherent volatility associated with IBNP.
As discussed in our initial response letter dated December 13, 2018, the statement “unable to adequately measure” in our 2017 10-K disclosure was intended to convey the inherent uncertainty associated with the claim adjudication matters. It was also an acknowledgment of the fact that prior year claims development existed in 2017, which could be asserted accurately for any insurance company with (favorable or unfavorable) prior year claims development. The existence of prior year claims development in a following year is routine in our industry and is not evidence of an error or inaccuracy of the original estimate.
Importantly, our chief actuary reports directly to the Audit Committee of our Board of Directors (Audit Committee) each quarter and presents the results of the IBNP liability estimation, how it complies with actuarial standards and professional judgment, the key factors that were considered as part of the estimate, and how the estimate compares with the estimated ranges separately developed by our independent accounting firm. Our independent accounting firm also presents their independent estimate of the IBNP liability to the Audit Committee. The Company’s IBNP estimate at December 31, 2016 was within our independent accounting firm's range of estimation (and was also at a consistent point within the range as compared to the prior year). In addition, the chief accounting officer reviews the results and disclosure relating to all significant accounting estimates with the Audit Committee each quarter.
In the interest of fully analyzing the issue and the implications to our financial statements, we also considered whether the adjustments would be material to our financial statements if it were concluded to be an error. We performed a materiality analysis in accordance with Staff Accounting Bulletin No. 99, Materiality (SAB 99), assuming the entire $51 million related to the four states we referenced above is attributed to the claim adjudication matter, and we deemed it as immaterial to both 2016 and 2017. We have assessed all relevant quantitative and qualitative factors outlined in SAB 99 and concluded:

▪
Given the declining financial performance of the Company during 2016 and 2017, in which the Company fell substantially short of analysts’ expectations, there is not a substantial likelihood that recording the $51 million of unfavorable prior year claims development in 2016 instead of 2017 would have been viewed by a reasonable investor as having significantly altered the total mix of information available;

▪
Given the near break-even results in 2016 and the significant net loss in 2017, pretax income and net income are less relevant metrics to users of the financial statements. We believe that other operating metrics such as medical margin, the medical cost ratio (MCR) and medical cost on a PMPM basis are more relevant metrics considered by investors when assessing the Company’s operations and performance.

▪	Recording the $51 million in 2016 would not have materially impacted, or changed any trends in earnings or key metrics in either 2016 or 2017;

◦	Medical costs would be impacted by only .35% in 2016 and .30% in 2017;

◦	Medical margin would be impacted by only 3.1% in 2016 and 2.9% in 2017;

◦	The MCR would only be impacted by 31 basis points in 2016 and 27 basis points in 2017;

◦	Medical cost PMPM of $292.75 in 2016 and $309.14 in 2017, would have increased by only $0.81, and decreased by only $0.77, respectively;

Division of Corporation Finance
United States Securities and Exchange Commission
February 15, 2019

◦	The year-over-year declines in pretax income and net income would not have changed;

◦	Total medical benefits payable would have increased by only 2.6% at December 31, 2016;

◦	Total liabilities would have increased by only .9% at December 31, 2016; and

◦	Total stockholders’ equity would have decreased by only 2.0% at December 31, 2016

▪
All other SAB 99 criteria were assessed and supported the conclusion that the prior period development is not material, including a determination that no incentive compensation or loan covenant thresholds would have been impacted, and the qualitative consideration for the degree of imprecision inherent in the estimate of IBNP, which is incapable of precise measurement.

Lastly, as we acknowledged earlier in this response and in our response dated December 13, 2018, our disclosure in the 2017 10-K was potentially confusing to some readers and could have been better worded. We are including a revised description of the key causes for the unfavorable prior year claims development incurred in 2017 in our 2018 10-K, which we believe will allow investors and users of our financial statements to better understand our disclosures. See below:
The unfavorable prior year development in 2017 was primarily due to higher than expected costs for settling certain claims with certain providers in states where we had recently commenced operations, such as in Illinois and Puerto Rico, or had instituted significant changes due to provider contract changes, such as in Florida and New Mexico. The differences between our original estimates in 2016 and the ultimate costs were not discernable until additional information was provided to us in 2017 and the effect became clearer over time as the claim payments process was completed.

Division of Corporation Finance
United States Securities and Exchange Commission
February 15, 2019

*****
The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*****
If we may be of any assistance in answering questions which may arise in connection with this letter, please call the undersigned at (310) 221-3032, or Jeff Barlow at (888) 562-5442, ext. 112462.

Respectfully submitted,

/s/ Thomas L. Tran
Thomas L. Tran
Chief Financial Officer and Treasurer

cc:	Mark Brunhofer, Division of Corporation Finance–Securities and Exchange Commission
Sharon Blume, Division of Corporation Finance–Securities and Exchange Commission
Maurice S. Hebert, Chief Accounting Officer–Molina Healthcare Inc.
Jeff D. Barlow, Chief Legal Officer–Molina Healthcare Inc.